Exhibit 99.2

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements as of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022, included elsewhere in this report. Refer to the Form 20-F filed with the SEC on April 14, 2023, for information related to the year ended December 31, 2022. All amounts presented in this report are shown in thousands of U.S. dollars, except per share data and unless otherwise stated.

Key figures

		December 31,
	June 30, 2023	2022
Statement of financial position
Cash and cash equivalents	1,057,412	973,877
Total assets	4,255,245	3,942,451
Total equity	470,755	133,643
Total liabilities	$(4,726,000)	$(4,076,094)

			For the year
	For the six months ended June 30,		ended December 31,
	2023	2022	2022
Statement of loss
Revenue	1,231,265	1,041,297	2,461,896
Cost of sales	(1,213,654)	(987,881)	(2,342,453)

Gross profit	$17,611	$53,416	$119,443

Operating expenses	(491,362)	(938,596)	(1,405,723)

Operating loss	$(473,751)	$(885,180)	$(1,286,280)

Finance income and expense, net	165,718	389,585	837,275
Income tax expense	(5,002)	(7,139)	(16,784)

Net loss	$(313,035)	$(502,734)	$(465,789)

Statement of cash flows
Cash used for operating activities	(660,740)	(401,926)	(1,083,423)
Cash used for investing activities	(281,088)	(514,405)	(715,973)
Cash provided by financing activities	1,063,966	1,574,278	2,083,029
Key metrics
Class A shares outstanding at period end	467,914,248	466,801,222	467,677,673
Class B shares outstanding at period end	1,642,233,575	1,642,233,575	1,642,233,575
Share price at period end[1]	$3.82	$8.81	$5.31
Net loss per share (basic and diluted)	(0.15)	(0.26)	(0.23)
Equity ratio[2]	(11.06)%	(4.69)%	(3.39)%
Global volumes[3]	27,841	21,185	51,491
Volume of external vehicles without repurchase obligations	26,096	19,614	48,531
Volume of external vehicles with repurchase obligations	1,229	730	1,296
Volume of internal vehicles	516	841	1,664
Markets[4]	27	25	27
Locations[5]	150	125	158
Service points[6]	1,129	934	1,116

1 -	Represents PSNY share price at period end while publicly traded.
2 -	Calculated as total equity divided by total assets.
3 -

Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c).

4 -	Represents the markets in which Polestar operates.

5 -	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
6 -	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

Key factors affecting performance

Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in Item 3.D “Risk Factors” in the Form 20-F filed with the SEC on April 14, 2023. The following paragraphs explain the key factors that had a notable impact on Polestar during the six months ended June 30, 2023.

Partnerships with Volvo Cars and Geely

Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale and finance commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing, supply, and financing agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars’ and Geely’s established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow it to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions such as information technology, legal, accounting, finance, and human resources.

Utilizing Volvo Cars’ Luqiao facility in China has allowed Polestar to ramp production of its Polestar 2 with over 100,000 units produced by December 31, 2022, while simultaneously producing limited edition variants utilizing Polestar’s Chengdu facility. Going forward, Polestar 3 is planned to be produced both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. The Polestar 4 and Polestar 5 are expected to be manufactured at Geely’s Hangzhou Bay and Chongqing (currently under construction) facilities in China, respectively. Having access to the global manufacturing footprint of Volvo Cars and Geely has and will continue to provide Polestar flexibility to adjust and optimize its manufacturing plans in response factors such as particular market demand, relative production cost, changing shipping and logistic expenses and the availability of market-specific tax credit schemes.

During the six months ended June 30, 2023, Polestar did not enter into any new agreements with Volvo Cars or Geely. However, Polestar leveraged the 18-month $800,000 credit facility with Volvo Cars that was entered into on November 3, 2022 during the period. Polestar drew down $150,000 on February 23, 2023, March 29, 2023, April 27, 2023, May 9, 2023 and June 12, 2023; leaving $50,000 of principal available to draw upon under the facility as of June 30, 2023. Refer to Note 11—Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Premium electric vehicle portfolio

Polestar is developing a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The planned portfolio currently consists of the following models:

•	Polestar 2 - a performance fastback;

•	Polestar 3 - a performance sport utility vehicle;

•	Polestar 4 - a performance sport utility coupe;

•	Polestar 5 - a high performance 4-door grand tourer; and

•	Polestar 6 - a high performance roadster.

The Polestar 2 has received numerous accolades and positive reviews since its launch in 2019. The limited edition higher specification Polestar 2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the Polestar 2.

Innovative automotive technologies and design

Polestar develops electric vehicles and technologies through cutting-edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with a safety heritage rooted in Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5 and PX2 electric powertrain (previously known as the P10) have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. During the six months ended June 30, 2023, Polestar invested $175,218 in new intellectual property. Refer to Note 6—Intangible assets and goodwill in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Direct-to-consumer business model

Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.

Direct-to-business model

In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.

Fleet sales

In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include certain upfront discounts and annual rebates based on the number of vehicles ordered during the year.

Importer markets

Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, Israel, UAE (United Arab Emirates), among others). Polestar’s relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.

Earn-out rights and Class C Shares from the reverse recapitalization

On June 23, 2022, Polestar consummated a capital reorganization via the merger with Gores Guggenheim, Inc. (“GGI”), a special purpose acquisition company. Polestar subsequently began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) on June 24, 2022, under the ticker symbol PSNY. As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn-out shares to its existing owners. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and International Financial Reporting Standards (“IFRS”) 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date.

As of December 31, 2022 and June 30, 2023, the Class C Shares were valued at $28,000 and $17,250, respectively, resulting in an unrealized gain from the fair-value change of $10,750 during the six months ended June 30, 2023. As of December 31, 2022 and June 30, 2023, the earn-out rights were valued at $598,570 and $365,575, respectively, resulting in an unrealized gain from the fair value change of $232,995 during the six months ended June 30, 2023. The fair values of these derivative financial instruments are volatile and influenced by changes in Polestar’s share price, resulting in impacts to Polestar’s net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 1—Significant accounting policies and judgements and Note 8—Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impact of COVID-19, Russo-Ukrainian War, and inflation

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts on Polestar. Further, while Polestar does not directly conduct any business with suppliers in Russia or Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War. Refer to Item 3.D “Risk Factors” in the Form 20-F filed with the SEC on April 14, 2023, for information on risks posed by COVID-19 and the Russo-Ukrainian War.

Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel have contributed to increased cost of goods sold. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo- Ukrainian War, and inflation on its business.

A. Results of operations

Polestar conducts business under one operating segment with commercial operations in North America, Europe, Asia, and various importer markets. Refer to Note 1—Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 1—Significant accounting policies and judgements in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included the Form 20-F filed with the SEC on April 14, 2023 for more information related to segment reporting.

Comparison of the three and six months ended June 30, 2023, and 2022

The following table summarizes Polestar’s historical Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the three and six months ended June 30, 2023, and 2022:

	For the three months ended June 30,		Variance		For the six months ended June 30,		Variance
	2023	2022	$	%	2023	2022	$	%
Revenue	685,247	589,070	96,177	16	1,231,265	1,041,297	189,968	18
Cost of sales	(686,057)	(528,389)	(157,668)	30	(1,213,654)	(987,881)	(225,773)	23

Gross loss/(profit)	$(810)	$60,681	$(61,491)	(101)	$17,611	$53,416	$(35,805)	(67)

Selling, general and administrative expense	(259,627)	(234,227)	(25,400)	11	(448,632)	(446,781)	(1,851)	—
Research and development expense	(45,610)	(66,670)	21,060	(32)	(81,311)	(98,755)	17,444	(18)
Other operating income (expense), net	31,697	(14,733)	46,430	(315)	38,581	(20,742)	59,323	(286)
Listing expense	—	(372,318)	372,318	N/A	—	(372,318)	372,318	N/A

Operating loss	$(274,350)	$(627,267)	$352,917	(56)	$(473,751)	$(885,180)	$411,429	(46)

Finance income	7,037	434	6,603	1,521	12,489	774	11,715	1,514
Finance expense	(64,436)	(38,908)	(25,528)	66	(90,516)	(51,427)	(39,089)	76
Fair value change - Earn-out rights	26,800	418,707	(391,907)	(94)	232,995	418,707	(185,712)	(44)
Fair value change - Class C Shares	3,500	21,531	(18,031)	(84)	10,750	21,531	(10,781)	(50)

Loss before income taxes	$(301,449)	$(225,503)	$(75,946)	34	$(308,033)	$(495,595)	$187,562	(38)

Income tax expense	(2,608)	(2,741)	133	(5)	(5,002)	(7,139)	2,137	(30)

Net loss	$(304,057)	$(228,244)	$(75,813)	33	$(313,035)	$(502,734)	$189,699	(38)

Revenues

Polestar’s revenue increased by $96,177, or 16%, from $589,070 for the three months ended June 30, 2022 to $685,247 for the three months ended June 30, 2023. Revenue from related parties increased by $10,401, or 26%, from $39,558 for the three months ended June 30, 2022 to $49,959 for the three months ended June 30, 2023.

Polestar’s revenue increased by $189,968, or 18%, from $1,041,297 for the six months ended June 30, 2022 to $1,231,265 for the six months ended June 30, 2023. Revenue from related parties decreased by $10,800, or 13%, from $83,567 for the six months ended June 30, 2022 to $72,767 for the six months ended June 30, 2023.

The following table summarizes the components of revenue and related changes between interim periods:

	For the three months ended June 30,		Variance		For the six months ended June 30,		Variance
	2023	2022	$	%	2023	2022	$	%
Revenues
Sales of vehicles	669,241	578,398	90,843	16	1,198,973	1,016,817	182,156	18
Sales of software and performance engineered kits	5,686	6,333	(647)	(10)	12,440	10,862	1,578	15
Sales of carbon credits	532	145	387	267	532	1,313	(781)	(59)
Vehicle leasing revenue	3,287	3,060	227	7	7,493	7,934	(441)	(6)
Other revenue	6,501	1,134	5,367	473	11,827	4,371	7,456	171

Total	$685,247	$589,070	$96,177	16	$1,231,265	$1,041,297	$189,968	18

Sales of vehicles increased by $90,843, or 16%, from $578,398 for the three months ended June 30, 2022 to $669,241 for the three months ended June 30, 2023. The increase was driven primarily by price increases established in the second half of 2022; increased volumes in certain established markets such as the United Kingdom, Canada, and Sweden; and volume development in new markets, Italy and Spain, as global volumes delivered increased by 4,156 units during the three months ended June 30, 2023 as compared to the three months ended June 30, 2022. These positive impacts on revenue were partially offset by negative impacts from sales channel mix, powertrain mix, and higher discounts. Fleet sales represented 70% of vehicle revenues during the three months ended June 30, 2023 as compared to 32% of vehicle revenues during the three months ended June 30, 2022. Additionally, the long-range single motor powertrain of the Polestar 2 represented 48% of vehicle revenues during the three months ended June 30, 2023 as compared to 35% of vehicle revenues during the three months ended June 30, 2022.

Sales of vehicles increased by $182,156, or 18%, from $1,016,817 for the six months ended June 30, 2022 to $1,198,973 for the six months ended June 30, 2023. The increase was driven primarily by price increases established in the second half of 2022; increased volumes in the United Kingdom, Canada, and Australia; and volume development in new markets, Italy and Spain, as global volumes delivered increased by 6,656 units during the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. These positive impacts on revenue were partially offset by the same negative impacts affecting the three months ended June 30, 2023. Fleet sales represented 67% of vehicle revenues during the six months ended June 30, 2023 as compared to 35% of vehicle revenues during the six months ended June 30, 2022. Additionally, the long-range single motor powertrain of the Polestar 2 represented 45% of vehicle revenues during the six months ended June 30, 2023 as compared to 28% of vehicle revenues during the six months ended June 30, 2022.

Sales of software and performance engineered kits decreased by $647, or 10%, from $6,333 for the three months ended June 30, 2022, to $5,686 for the three months ended June 30, 2023. The decrease is due to a decline in Volvo Cars’ sales of Polestar’s software and performance engineered kits during the three months ended June 30, 2023 as compared to the three months ended June 30, 2022. Sales of software and performance engineered kits increased by $1,578, or 15%, from $10,862 for the six months ended June 30, 2022, to $12,440 for the six months ended June 30, 2023. The increase is primarily the result of performance software upgrades for the Polestar 2, which were introduced to customers in the United States and Canada in December 2022, and continued sales development of software upgrades for the Polestar 2 in European markets.

Sales of carbon credits increased by $387, or 267%, from $145 for the three months ended June 30, 2022, to $532 for the three months ended June 30, 2023, but decreased by $781, or 59%, from $1,313 for the six months ended June 30, 2022, to $532 for the six months ended June 30, 2023. Overall, sales of carbon credits did not represent a notable portion of Polestar’s business during the three and six months ended June 30, 2023, and 2022.

Vehicle leasing revenue increased by $227, or 7%, from $3,060 for the three months ended June 30, 2022, to $3,287 for the three months ended June 30, 2023 but decreased by $441, or 6%, from $7,934 for the six months ended June 30, 2022, to $7,493 for the six months ended June 30, 2023. Overall, vehicle leasing revenue remained relatively consistent during the three and six months ended June 30, 2023, and 2022 as sales of vehicles with repurchase obligations continues to represent a small portion of overall sales volumes.

Other revenue increased by $5,367, or 473%, from $1,134 for the three months ended June 30, 2022, to $6,501 for the three months ended June 30, 2023, and experienced an increase of $7,456, or 171%, from $4,371 for the six months ended June 30, 2022 to $11,827 for the six months ended June 30, 2023. The increases for both comparative periods are driven primarily by sales-based royalties received from Volvo Cars on sales of parts and accessories and sales of parts and accessories to dealers in the United States and Canada. In general, higher revenue on parts and accessories is correlated to higher sales volumes of the Polestar 2. Other revenue for the three and six months ended June 30, 2023 is also positively impacted by sales of P10 prototype engines to related parties for $1,245 which did not occur in the comparative periods.

Cost of sales and gross profit/(loss)

Cost of sales increased by $157,668, or 30%, from $528,389 for the three months ended June 30, 2022 to $686,057 for the three months ended June 30, 2023. Cost of sales increased by $225,773, or 23%, from $987,881 for the six months ended June 30, 2022 to $1,213,654 for the six months ended June 30, 2023. These increases were driven primarily by expanded production and commercialization of the Polestar 2 leading to higher contract manufacturing and warranty costs, inventory impairment, and irregular supplier charges, partially offset by positive impacts from powertrain mix and foreign currency effects.

Gross profit/(loss) changed by $61,491, or 101%, from a gross profit of $60,681 for the three months ended June 30, 2022 to a gross loss of $810 for the three months ended June 30, 2023. The change was primarily driven by higher contract manufacturing costs of $52,438, irregular supplier charges related to batteries and semiconductors of $17,614, and inventory impairment of $10,081, offset primarily by $12,253 from foreign currency transaction effects on contract manufacturing costs.

Gross profit decreased by $35,805, or 67%, from $53,416 for the six months ended June 30, 2022 to $17,611 for the six months ended June 30, 2023. The decrease was primarily due to higher contract manufacturing, warranty, and freight costs of $66,103, irregular supplier charges related to batteries and semiconductors of $17,614, and inventory impairment of $11,795. These negative impacts were offset primarily by $35,922 from price increases established in the second half of 2022, net of higher discounts during the six months ended June 30, 2023, $11,884 from foreign currency translation effects, and $11,000 from foreign currency transaction effects on contract manufacturing costs. Overall, the GBP, EUR, and USD have continued to strengthen against the SEK and CNY, resulting in positive impacts to cost of sales and gross profit.

Selling, general, and administrative expense

Selling, general, and administrative expense increased by $25,400, or 11%, from $234,227 for the three months ended June 30, 2022, to $259,627 for the three months ended June 30, 2023. The increase is primarily due to higher advertising, selling, and promotional activities of $20,719 during the three months ended June 30, 2023 due to the Shanghai Auto Show, Polestar 3 reveal events in the United States, and marketing productions for the Polestar 3 and 4. The Group also incurred higher administrative expenses of $4,181 during the three months ended June 30, 2023, primarily related to increased headcount across global operations.

Selling, general, and administrative expense increased by $1,851 from $446,781 for the six months ended June 30, 2022 to $448,632 for the six months ended June 30, 2023. Overall, selling, general, and administrative expense remaining relatively consistent as advertising, selling, and promotional activities decreased by $16,466 during the six months ended June 30, 2023, offset by higher administrative expenses of $18,317 related to scaling headcount across global operations to meet demands of the growing business.

Research and development expense

Research and development expense decreased by $21,060, or 32%, from $66,670 for the three months ended June 30, 2022, to $45,610 for the three months ended June 30, 2023. Research and development expense decreased by $17,444, or 18%, from $98,755 for the six months ended June 30, 2022 to $81,311 for the six months ended June 30, 2023. These decreases are driven primarily by recognition of sunk costs related to the P10 powertrain, which were incurred in March and June 2022, and lower amortization of intellectual property related to the Polestar 2 during the three and six months ended June 30, 2023 following a revision in the estimated useful life. These decreases were partially offset primarily by an increase in headcount costs as the number of full-time employees was 58% higher during the three and six months ended June 30, 2023 as compared to during the three and six months ended June 30, 2022.

Other operating income (expense), net

Other operating income (expense), net increased by $46,430, or 315%, from an expense of $14,733 for the three months ended June 30, 2022 to an income of $31,697 for the three months ended June 30, 2023. Other operating income (expense), net increased by $59,323, or 286%, from an expense of $20,742 for the six months ended June 30, 2022, to an income of $38,581 for the six months ended June 30, 2023. The changes for the three and six months ended June 30, 2023 are driven by positive foreign exchange effects on working capital.

Finance income

Finance income increased by $6,603 from $434 for the three months ended June 30, 2022 to $7,037 for the three months ended June 30, 2023. Finance income increased by $11,715, from $774 for the six months ended June 30, 2022, to $12,489 for the six months ended June 30, 2023. These increases are due to higher interest income on bank account balances.

Finance expense

Finance expense increased by $25,528, or 66%, from $38,908 for the three months ended June 30, 2022, to $64,436 for the three months ended June 30, 2023. The increase is due to higher interest expense and foreign exchange losses on financial items consisting primarily of bank accounts, financial liabilities, and intercompany loans of $23,801 and $1,727, respectively. Finance expense increased by $39,089, or 76%, from $51,427 for the six months ended June 30, 2022, to $90,516 for the six months ended June 30, 2023. The increase is due to higher interest expense and foreign exchange losses on financial items consisting primarily of bank account balances, financial liabilities, and intercompany loans of $35,023 and $4,066, respectively.

Fair value change—Earn-out rights

The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022. The gain on the fair value change of the earn-out liability decreased by $391,907, or 94%, from $418,707 for the three months ended June 30, 2022 to $26,800 for the three months ended June 30, 2023. The gain fair value change of earn-out liability decreased by $185,712, or 44% from $418,707 for the six months ended June 30, 2022, to $232,995 for the six months ended June 30, 2023. These decreases are primarily attributable to smaller changes in Polestar’s share price during the three and six months ended June 30, 2023 as compared to the three and six months ended June 2022. The share price changed by $2.42 between June 23 and June 30, 2022 while only changing by $0.03 during the three months ended June 30, 2023 and $1.49 during the six months ended June 30, 2023.

Fair value change - Class C Shares

As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (i.e., Class C Shares) decreased by $18,031, or 84%, from $21,531 for the three months ended June 30, 2022 to $3,500 for the three months ended June 30, 2023. The gain on the fair value change decreased by $10,781, or 50%, from $21,531 for the six months ended June 30, 2022 to $10,750 for the six months ended June 30, 2023. These decreases are primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.86 between June 23 and June 30, 2022 while only changing by $0.14 during three months ended June 30, 2023 and $0.43 during the six months ended June 30, 2023.

Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price, the implied volatility of Class C-1 Shares, and risk-free rate. Between June 23 and June 30, 2022, Polestar’s share price decreased by $2.42 from $11.23, the implied volatility increased by 7% from 22.5%, and the risk-free rate decreased by 0.13% from 3.12%. During the three months ended June 30, 2023, Polestar’s share price increased by $0.03 from $3.79, the implied volatility decreased by 29% from 123%, and the risk-free rate increased by 0.62%. During the six months ended June 30, 2023, Polestar’s share price decreased by $1.49 from $5.31, the implied volatility increased by 5% from 89%, and the risk-free rate increased by 0.26% from 4.01%.

B. Liquidity and capital resources

Polestar continues to finance its operations primarily through the issuance of equity instruments, and various short-term credit facilities, including working capital facilities, term loans with related parties, sale-leaseback arrangements, and extended trade credit with related parties. The principal uses of liquidity and capital are funding operations, market expansion, and investments in Polestar’s future vehicles and automotive technologies.

Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally and capital expenditures for the Polestar 2, Polestar 3, Polestar 4, and Polestar 5 and does not expect to achieve positive cash flow from operations for several years. Managing the company’s liquidity profile and funding needs remains one of Management’s key priorities. Substantial doubt about Polestar’s ability to continue as a going concern persists as the timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1—Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information. If Polestar’s cash resources are insufficient to finance its future cash requirements, Polestar will need to finance its future cash needs through a combination of public or private equity offerings, debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If Polestar is unable to raise additional funds through equity offerings, debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue research and development and commercialization efforts and may not be able to fund continuing operations.

Management intends to continue to develop Polestar’s short-term working capital financing relationships with European and Chinese banking partners, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.

Comparison of the six months ended June 30, 2023 and 2022

As of June 30, 2023, Polestar had cash and cash equivalents of $1,057,412 as compared to $973,877 as of December 31, 2022. Cash and cash equivalents consist of cash in banks and deposits with an original term of three months or less. Polestar did not have any restricted cash as of June 30, 2023 and December 31, 2022. The following table summarizes Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023, and 2022:

	For the six months ended June 30,		Variance
	2023	2022	$
Cash used for operating activities	(660,740)	(401,926)	(258,814)
Cash used for investing activities	(281,088)	(514,405)	233,317
Cash provided by financing activities	1,063,966	1,574,278	(510,312)

Cash used for by operating activities

Cash used for operating activities increased by $258,814 from $401,926 for the six months ended June 30, 2022 to $660,740 for the six months ended June 30, 2023. The increase is primarily attributable to negative changes in working capital during the six months ended June 30, 2023. Cash flow related to inventories changed by $426,308 from positive cash flows of $219,935 for the six months ended June 30, 2022 to negative cash flows of $206,373 for the six months ended June 30, 2023. This change is primarily due to the build-up of model year 2023 and 2024 Polestar 2 inventory in order to meet forecasted demand throughout the remainder of 2023.

During the six months ended June 30, 2022, positive cash flows were primarily the result of strong global demand for the Polestar 2 and delayed production due to COVID-19 lockdowns in eastern China.

Cash provided by changes in trade receivables, prepaid expenses, and other assets increased by $46,674 from $25,698 for the six months ended June 30, 2022 to $72,372 for the six months ended June 30, 2023. This increase is primarily due to a $39,481 decrease in accrued income related parties reflecting higher collections from Volvo Cars in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

Cash used for trade payables, accrued expenses, and other liabilities decreased by $8,231 from $162,437 for the six months ended June 30, 2022 to $154,206 for the six months ended June 30, 2023. This change is primarily due to lower settlements of trade payables and other current liabilities to Volvo Cars and Geely related to various services provided to Polestar.

Cash used for investing activities

Cash used for investing activities decreased by $233,317 from $514,405 for the six months ended June 30, 2022 to $281,088 for the six months ended June 30, 2023. The decrease is primarily driven by lower settlements of trade payables with Volvo Cars and Geely for intellectual property related to the Polestar 2, Polestar 3 and Polestar 4, offset by increased spend of $41,324 on property, plant and equipment primarily related to tooling for the Polestar 4.

Cash provided by financing activities

Cash provided by financing activities decreased by $510,312, from $1,574,278 for the six months ended June 30, 2022 to $1,063,966 for the six months ended June 30, 2023. The decrease was primarily due to increased reliance on short-term debt financing and higher repayments during the six months ended June 30, 2023. During the six months ended June 30, 2022, Polestar had a lower amount of short-term debt financing and repayments, but overall financing cash flows were buoyed by $1,416,000 from the reverse recapitalization via the merger with Gores Guggenheim, Inc.

Contractual obligations and commitments

Polestar is a party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale-leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment, and intellectual property. The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of June 30, 2023:

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	After 1 year	After 5 years
Capital commitments	393,752	339,378	54,374	—
Credit facilities, including sale-leasebacks	1,652,716	1,652,716	—	—
Lease obligations	128,652	28,353	83,314	16,985

Total	$2,175,120	$2,020,447	$137,688	$16,985

Critical accounting estimates

Polestar did not have any new accounting estimates applied during the six months that ended June 30, 2023 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements. See the Form 20-F filed with the SEC on April 14, 2023, for critical accounting estimates for the year ended December 31, 2022.

C. Non-GAAP financial measures

Polestar uses both generally accepted accounting principles (i.e., IFRS known as “GAAP”) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide a useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies. These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted Operating Loss

Polestar defines adjusted operating loss as an Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.

Adjusted EBITDA

Adjusted EBITDA is calculated as Net loss, adjusted for listing expense, fair value change of earn-out rights, fair value change of Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization. Adjusted EBITDA is defined as

EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as Net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of Class C Shares. This measure represents net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s core business operations.

Free Cash Flow

Free cash flow is calculated as cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted Operating Loss

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Operating loss	(274,350)	(627,267)	(473,751)	(885,180)
Listing expense	—	372,318	—	372,318

Adjusted operating loss	$(274,350)	$(254,949)	$(473,751)	$(512,862)

Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Net loss	(304,057)	(228,244)	(313,035)	(502,734)
Listing expense	—	372,318	—	372,318
Fair value change - Earn-out rights	(26,800)	(418,707)	(232,995)	(418,707)
Fair value change - Class C Shares	(3,500)	(21,531)	(10,750)	(21,531)
Interest income	(7,037)	(434)	(12,489)	(774)
Interest expenses	42,570	16,449	71,725	34,381
Income tax expense	2,608	2,741	5,002	7,139
Depreciation and amortization	25,079	33,747	57,074	70,700

Adjusted EBITDA	$(271,137)	$(243,661)	$(435,468)	$(459,208)

Adjusted Net Loss

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Net loss	(304,057)	(228,244)	(313,035)	(502,734)
Listing expense	—	372,318	—	372,318
Fair value change - Earn-out rights	(26,800)	(418,707)	(232,995)	(418,707)
Fair value change - Class C Shares	(3,500)	(21,531)	(10,750)	(21,531)

Adjusted net loss	$(334,357)	$(296,164)	$(556,780)	$(570,654)

Free Cash Flow

	For the six months ended June 30,
	2023	2022
Cash used for operating activities	(660,740)	(401,926)
Additions to property, plant and equipment	(42,948)	(1,624)
Additions to intangible assets	(239,850)	(510,301)

Free cash flow	$(943,538)	$(913,851)